EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$2,300	$646	$1,804	$761	$1,181
Fixed charges	595	607	522	472	400
Distributed income of equity investees	33	31	16	43	7
Total Earnings	$2,928	$1,284	$2,342	$1,276	$1,588

Fixed Charges:
Interest expense	$560	$572	$490	$445	$373
Estimated interest within rental expense	35	35	32	27	27
Total Fixed Charges	$595	$607	$522	$472	$400

Ratio of earnings to fixed charges	4.9	2.1	4.5	2.7	4.0
Dollar shortfall	n/a	n/a	n/a	n/a	n/a